Exhibit 99.2

TRILLION ENERGY INTERNATIONAL INC.

MANAGEMENT DISCUSSION & ANALYSIS

For the three months ended March 31, 2023 and 2022

(Stated in United States dollars)

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TRILLION ENERGY INTERNATIONAL INC.

MANAGEMENT DISCUSSION & ANALYSIS

For the three months ended March 31, 2023 and 2022

(Expressed in United States Dollars)

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to provide readers of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity, and certain other factors that may affect our future results. This MD&A was prepared effective May 29, 2023.

Our MD&A should be read in conjunction with our unaudited condensed interim consolidated financial statements of Trillion Energy International Inc., (“Trillion Energy”, the “Company”, “we”, and “our”) and the related notes thereto for the three months ended March 31, 2023 and 2022, and the audited consolidated financial statements for the years ended December 31, 2022 and 2021 and the related notes thereto. Unless otherwise noted, all currency amounts are in US dollars.

The unaudited condensed interim consolidated financial statements for the quarter ended March 31, 2023, are prepared in accordance with IFRS.

Caution Regarding Forward-Looking Statements

Certain statements in this report are forward-looking statements which reflect management’s expectations regarding future growth, results of operations, performance, business prospects and opportunities, the Company’s ability to meet financial commitments and its ability to raise funds when required. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations, or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance, or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of the date of this report. These assumptions, which include management’s current expectations, the global economic environment, and the Company’s ability to manage its operating costs, may prove to be incorrect. Several risks and uncertainties could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Actual performance, achievement or other realities could differ materially from those expressed in, or implied by, any forward-looking statements or information in this MD&A and, accordingly, investors should not place undue reliance on any such forward-looking statements or information. Further, any forward-looking statement or information speaks only as of the date on which such statement is made, and the Company does not undertake any obligation to update any forward-looking statements or information to reflect information, events, results, circumstances, realities or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law, including securities laws. All forward-looking statements and information contained in this MD&A and other documents of the Company are qualified by such cautionary statements. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual realities to differ materially from those contained in any forward-looking statements.

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In addition, forward-looking statements, and information herein, including financial information, is based on certain assumptions relating to the business and operations of the Company. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements and forward-looking information in this MD&A, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements and information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information contained in this MD&A.

Management’s Responsibility for Financial Statements

The information provided in this MD&A, including the audited consolidated financial statements, are the responsibility of management. In the preparation of these consolidated financial statements, estimates are sometimes necessary to make a determination of the future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying condensed interim consolidated financial statements. Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Overview

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company with operations primarily in Turkey. Effective January 2022, the corporate headquarters moved to Suite 700, 838 West Hastings Street, Vancouver, B.C., coinciding with the redomicile of the Company from Delaware to British Columbia. The Company’s shares trade on the Canadian Securities Exchange under the symbol “TCF” where it was recently added the CSE 25 Index. The Company also trades on the OTCQB under the symbol “TRLEF” and the Frankfurt exchange under the symbol Z62. The Company’s warrants trade on the CSE under the symbol TCF.WT.

On or about January 21, 2022, the Company redomiciled from Delaware, United States to British Columbia, Canada by way of an amalgamation transaction with the Company’s British Columbian subsidiary (the “Repatriation Transaction”). Pursuant to the Repatriation Transaction, for every one common stock of Trillion Energy International Inc., the shareholders have received one common share of Trillion Energy Inc. The Company continued to operate under the name of Trillion Energy International Inc. after the Repatriation Transaction.

As a result of the Repatriation Transaction, the Company met the definition of a foreign private issuer, as defined under Rule 3b-4 of the Securities Exchange Act of 1934, as amended.

Developments of the Business

Trillion Energy International Inc. an oil and gas producer in Europe. The Company’s current focus is on increasing conventional natural gas production at its SASB field located in the Black Sea, Turkey where it has initiated a multi-well development drilling program “the SASB Development Program”. In addition, it produces oil from the Cendere field, a long-term low decline oil field. It also has an exploration license in Bulgaria which is currently inactive, which is a coal bed methane generated natural gas prospect.

The Company has successfully drilled four wells and one recompletion at SASB since drilling began last September 2022, two of which were completed during the first quarter of 2023, both of which were put into production at the end of March 2023. The Company recently reached total depth on the Bayhanli well, which is expected to be completed for production late May 2023. Following the completion of Bayhanli well, the Company will start drilling the Alapli 2 well, which is expected to be completed in July 2023. Each of the new wells are expected to take an average of 50 days to drill for new drills, and 35 days for side-tracks. The wells are being drilled and or recompleted using the Uranus jack up drilling rig under contract from a rig provider located in Romania.

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To date, three out of five wells drilled and completed at SASB have been drilled targeting prospective resources, which have now been converted into reserves as a result of successful drilling.

The Company obtained a third-party report update to its natural gas reserves effective January 31, 2023 “the Update Report”, which estimated the Company’s proved and probable conventional natural gas reserves to have increased to 63.3 BCF compared to 20.1 BCF as at December 31, 2021 and 48.6 BCF as at December 31 2022. The below table summarizes the reserves estimates contained in the Update Report together with comparative figures:

	Conventional
	Natural Gas
	(Bcf)	(Bcf)
	Jan. 31	Dec. 31%
	2023*	2022*	Change
Proved
Producing	2.7	2.7	-3.1%
Developed Non-Producing	2.0	0.0	-
Undeveloped	9.6	8.8	8.9%
Total Proved	14.2	11.6	22.9%
Total Probable	49.1	37.1	32.5%
Total Proved Plus Probable	63.3	48.6	30.2%
Total Possible	47.0	35.7	31.7%
Total PPP	110.3	84.3	30.8%

* Trillion 49% interest, before income taxes and royalties

The Company’s reserves were evaluated by GLJ, Ltd. (“GLJ”), in accordance with the definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter) (“COGEH”) and National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and are based on the Company’s reserves as evaluated by GLJ in their report with an effective date of January 31, 2023 (the “Reserve Report”). GLJ is an independent qualified reserves evaluator as defined in NI 51-101. Additional reserves information as required under NI 51-101 is included in the Company’s statement of reserves data and other oil and gas information on Form 51-101F1 filed on SEDAR March 24, 2023.

Turkey

The Company primarily operates in Turkey, where it owns two key assets; an interest in the producing Cendere oil field (“Cendere”) and a natural gas field located in the South Akcakoca Sub-Basin (“SASB” or the “SASB Gas Field”). Cendere is a mature long-term low decline oil field. The second asset is the SASB natural gas field, a producing shallow water development to which the Company is currently focused on increasing production by drilling new wells.

Cendere

The Company has a 19.6% interest in the Cendere oil field located in Southeast Turkey all except certain wells. At March 31, 2023, the gross oil production rate for the producing wells in Cendere was 570 bbls/day (barrels per day); the average daily 2023 Q1 gross production rate for the field was 517 bbls/day. At the end of March 2023, oil was sold at a price of approximately US$82 per barrel (“bbl”). At March 31, 2022, the Cendere field was producing 89 barrels of oil per day net to the Company; and averaged 81 barrels per day during 2023 Q1 net to the Company. On October 13, 2022, the joint production lease the Company holds in the region was extended to July 6, 2031.

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SASB

The Company’s interest in SASB is 49%. SASB has several natural gas fields, four production platforms plus 18 kilometers of subsea pipelines connecting the gas fields to an onshore gas processing facility. SASB is located off the Northwest coast of Turkey in the Black Sea. Total gross production to date from the four fields is over 43 billion cubic feet (“Bcf”).

As at March 31, 2023 the gross gas production rate for SASB was 12.6 MMcfd from four producing wells. The average daily 2023 gross production rate for the field is 7.75 MMcfd, which was generally from two wells producing throughout 2023. Gas production rates have increased significantly between September 2022 and May 2023 due to the completion of 3 wells and 1 recompletion.

During February and March 2023, the Company successfully drilled the West Akcakoca 1 well which discovered 55+ metres of gas pay and flow tested at a peak rate of 5.9 (mmcf/d)(gross 100% interest) and was put on production. During March 2023, the Company successfully perforated and completed the Guluc-2 well which discovered 70+ metres of gas pay and tested at a peak flow rate of 16.35 (mmcf/d)(gross 100% interest). Guluc 2 entered long term production with an initial production rate of approximately 6 (mmcf/d)(gross 100% interest) while West Akcakoca 1 entered long term production with an initial production rate of approximately 3 (mmcf/d)(gross 100% interest). Both of these two wells entered production during the last week of March 2023. The Guluc-2 well completion resulted in an over pressured zone coming online relative to the other production wells, which caused a temporary reduction in West Akcakoca 1 and Akcakoca 3 production due to pressure variances. West Akcakoca 1 and Akcakoca 3 are now both scheduled to be re-entered for rig-less wireline zone completions during the second quarter of 2023 to increase production and pressures. By conducting additional rig-less completions, the Company intends to mitigate natural well decline in production profiles due to natural depletion during the course of the SASB field life. Each of the producing wells has significant reserves remaining to be perforated, which ensures the wells will have a long production life. The wells are generally anticipated to produce for over 10 years each from birth to death.

It is the Company’s plan to drill the wells more or less continuously, to reduce rig mobilization costs (which are USD $2.1 million to transport the rig to and from the field) and take advantage of historically high gas prices, by bringing one new well into production every 35 to 50 days or so continuing into the fourth quarter of 2023 or early 2024, thereby significantly ramping up the Company’s production during that time frame. The Company also plans to drill a test exploration will into stratigraphic structures on the SASB block during 2023 and to retain a consulting firm to optimize production and identify bottlenecks at SASB.

The Company plans to evaluate further exploration opportunities around the SASB development license area, which is currently 12,385 hectares and is currently reprocessing the existing 3D seismic with new technology and gathering additional data to determine and propose new exploration work programs in and around the SASB block. Such new technology is expected to improve the resolution of the data, define new exploration targets and delineate new reserves and resources on or about SASB. Reprocessing is expected to be completed in the fall of 2023

Natural gas is currently being sold at about US$14.14/MMCF domestically in Turkey. The average monthly natural gas sale price year to date for 2023 was approximately US$20 per Mcf. During the first quarter of 2023, gas prices decreased as a result of the acute gas shortage easing in the region.

Bulgaria license

In October of 2010, the Company was awarded an exploration permit for the “Vranino 1-11 Block”, a 98,205 acre oil and gas exploration land located in Dobrudja Basin, Bulgaria, by the Bulgarian Counsel of Ministers. On April 1, 2014, the Company entered into an Agreement for Crude Oil and Natural Gas Prospecting and Exploration in the Vranino 1-11 Block with the Ministry of Economy and Energy of Bulgaria (the “License Agreement”). The initial term of the License Agreement is five years. This five-year period will commence once the Bulgarian regulatory authorities approve of the Company’s work programs for the permit area and the Company completes an environmental impact assessment (“EIA”). The License Agreement (or applicable legislation) provides for possible extension periods for up to five additional years during the exploration phase, as well as the conversion of the License Agreement to an exploitation concession, which can last for up to 35 years. Under the License Agreement, the Company will submit a yearly work program that is subject to the approval of the Bulgarian regulatory authorities.

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During the fall of 2022, the Company consulted with local counsel and an environmental consultant but was unable to determine whether it would be able to obtain the license. In October and November 2022, management made repeated efforts to obtain a visa to visit Bulgaria and seek clarification on the status of the license, however the visa applications were declined. The Company thus determined it would dispose of the Bulgaria property during the year ended December 31, 2022.

Strategic Focus

Our focus currently is increasing oil and gas production during times of high oil and gas prices and in particular, our natural gas reserves at the SASB gas field in Turkey, which we expect will generate significant cash-flow and profits for the Company.

Overall Performance

The Company has successfully drilled five wells at SASB since drilling began last September 2022, two of which were completed during the first quarter of 2023, each of which were put into production at the end of March 2023. The Company recently reached total depth on the Bayhanli well on May 13, 2023 and which is expected to be completed by late May 2023.

To date, three out of five wells drilled and completed at SASB have been prospective resources, which have now been converted into reserves resulting in a significant increase in reserves being realized. The Company’s efforts have resulted in production and revenue increases from the SASB gas field.

To finance the continued drilling operations and to fund the Company’s working capital deficit, during April 2023, the Company closed a convertible debenture financing for gross proceeds of CAD$15 million (approximately US$11 million).

Revenues significantly increased for the three months ended March 31, 2023 compared to the three months ended March 31, 2022 as a result of increased commodity prices and the new gas production coming online. Two new natural gas wells that first came into production during the fourth quarter of 2022 which produced throughout the first quarter of 2023. The Company benefited from historically high natural gas prices, which peaked during the winter of 2022/2023 at over USD $30 due to acute energy shortages. Overall, the first quarter generated the highest revenue to date for the Company since inception realizing revenue of USD $6.1 million. Revenues are expected to continue to increase as new wells enter production during the remainder of 2023 where the Company expects to exit 2023 with approximately 10 production wells at SASB. During the three months ended March 31, 2023, the Company recognized net income of $2,271,399 compared to a net loss of $1,931,175 during the three months ended March 31, 2022. The change is primarily due to a significant increase in oil and gas sales revenue as well as the recognition of a $2,708,433 gain on net monetary position as a result of non-cash hyperinflation accounting adjustments.

The Company’s cash flow for the three months ended March 31, 2023 yielded a net increase of cash for $1,462,855, primarily due to the cash calls received from the Company’s joint venture partner as well as loans received during the quarter. This was partially offset by significant spending on oil and gas expenditures. During the three months ended March 31, 2022, the Company yielded a net increase of cash for $11,611,557, primarily from proceeds received from the completion of several private placements and from proceeds on the exercise of warrants and options.

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The Company’s oil and gas assets increased as a result of the significant investment into drilling operations during the three months ended March 31, 2023 where two new wells were completed and a third commenced.

The following table sets forth selected financial information for the Company for the three-month period ended March 31, 2023 and 2022 and should be read in conjunction with the Company’s condensed consolidated interim financial statements and related notes thereto for such periods.

The condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are expressed in United States dollars.

Results of Operations

Three months ended March 31, 2023 compared to the three months ended March 31, 2022

The net income for the three months ended March 31, 2023 increased by $4,202,574 compared to the net loss for the three months ended March 31, 2022 with a net income of $2,271,399 recognized during the three months ended March 31, 2023 as compared to a net loss of $1,931,175 for the three months ended March 31, 2022.

Factors contributing to the net income (loss) for the three-month periods included the following:

Revenue

Revenues increased by $5,132,314 from $1,013,625 for the three months ended March 31, 2022 to $6,145,939 for the three months ended March 31, 2023. The increase is primarily due to an increase in the natural gas revenues due to continued production from Akcakoca South, which was completed and tested during October 2022, and recompleting the Akcakoca-3 Well during November 2022. Production revenue from West Akacakoca 1 and Guluc 2 wells did not impact the first quarter as these wells only entered production at the last days of the quarter. Production throughout the quarter occurred at historically high gas prices which significantly increased revenue over the prior year.

Expenses

For the three months ended March 31, 2023, the Company incurred production expenses related to its Turkey operations of $1,361,361 (2022 - $622,318), depletion charges of $1,959,153 (2022 - $66,549), depreciation expense of $173,839 (2022 - $11,180) and asset retirement obligation accretion expense of $52,732 (2022 – $224,828). Production expenses increased by $739,043 as a result of the Company commencing production on newly capped wells in Q4 of 2022. Depletion increased by $1,892,604 as a result of the increase in production levels and increase in carrying value on the SASB property, while depreciation expenses increased due to the purchase of additional equipment during the latter half of 2022 and into Q1 2023 and the Company entering into three new office lease agreements during Q1 2023. The decrease in accretion of asset retirement costs of $172,096 was due to a change in the estimate in Q1 2022 required upon transition from US GAAP to IFRS.

For the three months ended March 31, 2023, the Company had general and administrative expenses of $2,184,679, compared to $1,288,302 for the three months ended March 31, 2022. The increase is primarily due to an increase in salaries and wages of $986,298 primarily due to an increase in employees working the oil and gas operations and drilling programs in Turkey. This was partially offset by a decrease in investor relations expenses of $113,479 due to the Company incurring significant expenses in Q1 2022 for private placements and prospectus offering which closed in the first half of 2022. $1,077,447 (2022 – $1,050,898) in expenses were from the North American head office and $1,107,232 (2022 - $237,404) for the Turkey office.

For the three months ended March 31, 2023, the Company recorded stock-based compensation of $153,922 compared to $84,721 for the three months ended March 31, 2022 related to the vesting of stock options and RSU’s.

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Other Income (Expense)

For the three months ended March 31, 2023, the Company had other income of $2,101,725 compared to other expense of $646,902 for the three months ended March 31, 2022. Other income for the three months ended March 31, 2023 consists mainly of a gain on net monetary position of $2,708,433 (2022 - $Nil) coupled with a gain on the change in fair value of derivative liability of $3,840 (2022 – loss of $568,773). This is partially offset by a foreign exchange loss of $403,693 (2022 - $121,125) and a finance cost of $150,000 (2022 – $26,512). The finance cost incurred in Q1 2023 is a result of the Company entering into a $2,500,000 short-term loan which required a minimum interest payment of $100,000 and an exit fee of $50,000 upon repayment. The foreign exchange loss is large due to the devaluation of the Turkish Lira in comparison to Q1 2022. For the three months ended March 31, 2023, the derivative liability arises from the Company’s warrants which are exercisable in US dollars as they have an exercise price denominated in a currency other than the Company’s functional currency of the Canadian dollar. Over the three months ended March 31, 2023, the value of the derivative liability decreased as a result of the majority of the warrants being exercised, or expiring between Q2 2022 and Q4 2022. The net monetary gain is a result of Turkey being designated a hyper-inflationary economy as of April 1, 2022 for accounting purposes.

Total Assets

As at March 31, 2023, total assets increased by $20,718,155 from $37,018,219 as at December 31, 2022 to $57,736,374 as at March 31, 2023. The increase in total assets was primarily a result of an increase in oil and gas properties of $20,355,931 coupled by an increase in the Company’s prepaid expenses. The increase in oil and gas reflect work performed in the Company’s SASB fields in Turkey. The increase in prepaid expenses relates to advances made for drilling work yet to commence as at March 31, 2023.

Total Non-current Liabilities

Total non-current liabilities as at March 31, 2023 increased by $502,444 from $5,346,538 as at December 31, 2022 to $5,848,982 as at March 31, 2023. The increase in total non-current financial liabilities was primarily a result of a $380,198 increase in asset retirement obligation as a result of changes in estimates in risk free discount rate. This increase was coupled with an increase in lease liability of $139,199 resulting from the recognition of three additional leases during the period.

Summary of Quarterly Results

The financial information in the following tables summarizes selected financial information for the Company for the last eight quarters which was derived from annual financial statements prepared in accordance with IFRS and are expressed in United States dollars.

	March 31, 2023 ($)	December 31, 2022 ($)	September 30, 2022 ($)	June 30, 2022 ($)
Revenue	6,145,939	5,785,661	1,077,770	1,497,973
Net Income (Loss)	2,271,399	(1,771,950)	(2,464,875)	46,246
Net Income (Loss) per share (basic and diluted)	0.01	(0.00)	(0.01)	(0.0)
Net and comprehensive income (Loss)	2,969,187	(3,051,624)	(4,096,807)	(820,751)

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	March 31, 2022 ($)	December 31, 2021 ($)	September 30, 2021 ($)	June 30, 2021 ($)
Revenue	1,013,625	863,703	879,207	1,013,255
Net Income (Loss)	(1,931,175)	(2,897,691)	5,447,192	1,912,161
Net Income (Loss) per share (basic and diluted)	(0.01)	(0.02)	0.04	0.01
Net and comprehensive income (Loss)	(1,789,064)	(3,135,281)	5,513,386	1,808,934

Summary of Results During Prior Eight Quarters

Net loss decreased for the three months ended March 31, 2023, by $4,043,349 compared to the three months ended December 31, 2022, from a net loss of $1,771,950 to a net income of $2,271,399. The change is primarily due an impairment charge of $3,101,343 recognized in Q4 of 2022 on the disposal of the Bulgaria license and to an increase in revenues during the quarter due to production increases at the SASB gas fields.

Net loss decreased for the three months ended December 31, 2022, by $692,925 compared to the three months ended September 30, 2022, from a net loss of $2,464,875 to a net loss of $1,771,950. The increase is primarily due to an increase in revenues during the quarter due to an increase in the price of oil and gas in 2022 compared to 2021 coupled with production increases at the SASB gas fields

Net loss increased for the three months ended September 30, 2022, by $2,511,121 compared to the three months ended June 30, 2022, from a net income of $46,246 to a net loss of $2,464,875. The increase is primarily due to $1,410,291 in stock-based compensation recognized in the three months ended September 30, 2022 as a result of the grant of options and accrual of RSUs compared to $Nil for the three months ended June 30, 2022. This is coupled with a decrease of $420,203 in revenue as a result of reduced gas production in the month of September.

Net loss decreased for the three months ended June 30, 2022 by $1,977,421 compared to the three months ended March 31, 2022 from a net loss of $1,931,175 to a net income of $46,246. The decrease is primarily due to a loss from the change in fair value of derivative liabilities of $568,773 recognized for the three months ended March 31, 2022 compared to a gain of $207,603 from the change in fair value of derivative liabilities recognized for the three months ended June 30, 2022, representing a total change of $776,376. Foreign exchange rates also fluctuated such that a gain of $449,745 was recognized for the three months ended June 30, 2022 compared to a loss of $121,125 was recognized for the three months ended March 31, 2022. Revenues increased by $484,348 primarily as a result of fluctuating oil sales prices between Q1 2022 and Q2 2022.

Net loss decreased for the three months ended March 31, 2022 by $966,516 compared to the three months ended December 31, 2021 from a net loss of $2,897,691 to a net loss of $1,931,175. The increase is primarily due to a loss from the change in fair value of derivative liabilities of $2,098,208 recognized for the three months ended December 31, 2021 and a loss of $568,773 from the change in fair value of derivative liabilities recognized for the three months ended March 31, 2022, representing a total change of $1,529,435. The loss from the change in the fair value of derivative liabilities for the quarter ended December 31, 2022 includes the adjustment for the prior period restatement – see Note 25 to the audited consolidated financial statements.

Net loss increased for the three months ended December 31, 2021 by $8,344,883 compared to the three months ended September 30, 2021. This is mainly attributable to the loss from the change in fair value of derivative liability of $2,098,208 from a gain of $6,205,914 for the three months ended September 30, 2021.

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Net income increased for the three months ended September 30, 2021 by $3,535,031 compared to the three months ended June 30, 2021. This is mainly attributable to an increase in the gain from the change in fair value of derivative liability of $3,173,786 from $3,032,128 for the three months ended June 30, 2021 to $6,205,914 for the three months ended September 30, 2021. The increase is a result of the Company’s decreasing share price as at September 30, 2021 compared to June 30, 2021 which is used to re-value the derivative liability at period end. Revenues decreased by $134,048 primarily as a result of fluctuating oil sales prices between Q2 2021 and Q3 2021.

Liquidity and Capital Resources

The following table summarizes our liquidity position in USD:

	March 31, 2023	December 31, 2022
Cash	2,388,916	926,061
Working capital (deficit)	$(7,483,884)	(4,819,052)
Total assets	44,024,455	37,018,219
Total liabilities	19,821,089	16,392,288
Stockholders’ equity (deficiency)	24,203,366	20,625,931

As at March 31, 2023, working capital deficit was $7,483,884 in comparison to a working capital deficit of $4,819,052 as at December 31, 2022. The $2,664,832 decrease in working capital is primarily attributable to an increase of $2,257,001 in short term loans.

On April 20, 2023, the Company closed a convertible debenture unit offering for gross proceeds of CAD$15,000,000.

The Company estimates that it will be required to raise further funds to cover its plan of operations over the next 12 months through debt or equity or a combination of both.

Operating, Investing and Financing Activities

The chart below highlights the Company’s cash flows:

	March 31, 2023	March 31, 2022
Net cash provided by (used in):
Operating activities	5,251,683	(483,142)
Investing activities	(5,941,754)	(550,721)
Financing activities	2,174,501	12,470,456
Effect of exchange rate on cash and cash equivalents	(21,575)	174,964
Increase in cash, cash equivalents, and restricted cash	1,462,855	11,611,557

Cash Used in Operating Activities

Net cash provided by operating activities for the three months ended March 31, 2023, was $5,251,683, compared to $483,142 cash used in operating activities for three months ended March 31, 2022. The current period net income of $2,271,399 was coupled with $3,183,829 in changes in working capital items and partially offset by $203,545 in net non-cash items for the three months ended March 31, 2023. This compares to a net loss of $1,931,175, partially offset by $459,798 in changes in working capital items for the three months ended March 31, 2022 and $988,235 in net non-cash items.

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Cash Used in Investing Activities

Net cash used in investing activities for the three months ended March 31, 2023, was $5,941,754, compared to $550,721 used for the three months ended March 31, 2022. Oil and gas properties expenditures increased to $19,927,785 from $535,694 in the comparative period and property and equipment expenditures increased to $47,344 from $15,027 in the comparative period. This was partially offset by $14,033,375 in cash received from the joint venture partner during the three months ended March 31, 2023 (2022 - $Nil).

Cash Provided by Financing Activities

We have funded our business to date from sales of our common stock through private placements and loans from shareholders.

Net cash provided by financing activities for the three months ended March 31, 2023, was $2,174,501, compared to $12,470,456 for the three months ended March 31, 2022. Cash provided by financing activities in the current period was primarily related to $2,105,386 in proceeds from short term loans entered into in the quarter, and $135,592 in proceeds for the issuance of stock related to option exercises. This is partially offset by loan and lease repayments. In the comparative period cash from financing activities was primarily related to $12,777,434 in proceeds, net of stock issuance costs, for the issuance of stock related to private placements and warrant and option exercises offset by note repayments.

Future Operating Requirements

As of March 31, 2023, the Company had unrestricted cash of $2,388,916 and current liabilities of $13,711,919. The debenture proceeds received in April 2023 along with operating cashflows are sufficient to repay our current liabilities in our estimation.

Our current plan of operations is the continuation of drilling production wells at SASB to increase gas production and revenues through long reach directional drilling from existing platforms, where the wells can produce immediately into existing infrastructure upon completion, thereby contributing cashflow to fund further drilling operations. As a result of inflationary pressures, recent gas prices trending downwards and production bottlenecks, we have generated less revenue than previously expected from our initial wells.

Based on our current plan of operations, which includes an additional capital investment of between US$30 and US $40 million dollars over the next twelve months net to our 49% interest in SASB, we estimate that we will be required to raise further funds as our cash on hand of $2,388,916 along with revenue generated from production and the CAD $15 million dollar debenture offering (which closed in April 2023), will not be sufficient to cover the entirety of the capital budget planned. As such, we anticipated raising further funds through debt or equity or a combination of both over the next 12 months to fund our continued drilling program operations.

Transactions with Related Parties

At March 31, 2023, accounts payable and accrued liabilities included $125,402 (December 31, 2022 - $210,070) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the three months ended March 31, 2023, the Company issued 400,000 (2022 – 2,000,000 units) shares with a fair value of $156,000 CAD (USD $115,304) (2022 - $260,681) for the settlement of accounts payable owed to related parties in the amount of $160,000 CAD (USD $118,261) (2022 - $260,681) resulting in a gain of $4,000 CAD (USD $2,957) (2022 - $Nil).

During the three months ended March 31, 2022, the Company issued 1,010,000 shares to directors for RSU’s which were granted and vested in previous periods.

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During the three months ended March 31, 2023, the Company repurchased 100,000 RSU’s from a director and recognized a reduction to equity of $16,563 on the transaction.

As at March 31, 2023, notes receivable included $466,192 (December 31, 2022 - $450,325) due from related parties. The amounts are unsecured, bear interest at 5% per annum and mature one to two years from issuance.

Risk Management

The Company is exposed to varying degrees to a variety of financial instrument and other risks:

Foreign currency risk

Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. Foreign exchange risks are closely monitored, and attempts are made to match foreign cash inflows and outflows. As at March 31, 2023, the Company is primarily exposed to foreign exchange risk through its cash and cash equivalents denominated in Canadian dollars and Turkish Lira. The Company mitigates foreign exchange risk by monitoring foreign exchange rate trends and evaluating reinvestment opportunities when possible. The Company does not currently hedge its foreign exchange risk. Based on current exposures as at March 31, 2023 and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar or Turkish Lira against the United States dollar would result in a gain or loss of approximately $12,998 in the Company’s consolidated statements of loss and comprehensive loss, respectively

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash, amounts receivable which consists primarily of trade receivables and GST receivable and notes and amounts receivable for equity issued. The Company limits its exposure to credit loss on cash by placing its cash with a high-quality financial institution. Exposure to credit loss notes and amounts receivable for equity issued is limited by entering into these types of transactions with related parties and entities that are well known to the Company.

The Company only has two customers. The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers. One of the customers is the largest oil refinery in Turkey. The other customer provides letters of credit to be used by the Company in the event of default. As at March 31, 2023, all of the Company’s trade receivables are current (< 30 days outstanding).

The Company’s maximum credit exposure is $5,062,412 (December 31, 2022 - $5,263,886).

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s outstanding debt bears interest at fixed rates. As a result, at March 31, 2023, the Company is not exposed significant interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages liquidity risk by maintaining sufficient cash balances to enable settlement of transactions on the due date. The Company addresses its liquidity by raising capital through the issuance of debt and equity. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

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General risks

Petroleum and natural gas exploration and production can involve environmental risks such as litigation, physical and regulatory risks. Physical risks include the pollution of the environment, climate change and destruction of natural habitat, as well as safety risks such as personal injury. The Company works hard to identify the potential environmental impacts of its new projects in the planning stage and during operations. The Company conducts its operations with high standards in order to protect the environment, its employees and consultants, and the general public. We maintain current insurance coverage for comprehensive and general liability as well as limited pollution liability. The amount and terms of this insurance are reviewed on an ongoing basis and adjusted as necessary to reflect current corporate requirements, as well as industry standards and government regulations. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities could reduce or eliminate its available funds or could exceed the funds the Company has available and result in financial distress.

Climate change risks

Our exploration and production infrastructure and other operations and activities emit greenhouse gasses (“GHG”) which may require us to comply with federal and/or provincial GHG emissions legislation. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place to prevent climate change or mitigate our effects. The direct or indirect costs of compliance with GHG-related regulations may have a material adverse effect on our business, financial condition, results of operations and prospects. Some of our significant facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage GHG emissions. In addition, climate change has been linked to long-term shifts in climate patterns and extreme weather conditions both of which pose the risk of causing operational difficulties.

Off-Balance Sheet Arrangements

None

Disclosure of Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares of which 385,960,552 were issued and outstanding as of March 31, 2023. As of the date of this MD&A, the total number of outstanding common shares was 385,960,552.

As at March 31, 2023, the following stock options were outstanding, entitling the holders thereof the right to purchase one common share for each option held as follows:

Outstanding	Exercise Price	Expiry Date	Vested
1,550,000	0.12	October 24, 2023	1,550,000
3,600,000	0.11	September 19, 2024	3,600,000
640,000	0.06	July 31, 2025	640,000
2,560,000	0.22	July 26, 2025	1,405,000
250,000	0.28	June 6, 2026	250,000
2,350,000	0.32	December 9, 2024	2,350,000
10,950,000			9,795,000

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As of the date of this MD&A, the following stock options were outstanding, entitling the holders thereof the right to purchase one common share for each option held as follows:

Outstanding	Exercise Price	Expiry Date	Vested
1,550,000	0.12	October 24, 2023	1,550,000
3,600,000	0.11	September 19, 2024	3,600,000
640,000	0.06	July 31, 2025	640,000
2,560,000	0.22	July 26, 2025	1,405,000
250,000	0.28	June 6, 2026	250,000
2,350,000	0.32	December 9, 2024	2,350,000
10,950,000			9,795,000

As at March 31, 2023, the following warrants were outstanding, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Outstanding	Exercise Price	Expiry Date
50,000	0.32 USD	June 6, 2023
21,705,438	0.33 USD	March 15, 2024
3,383,939	0.33 USD	March 16, 2024
2,954,545	0.33 USD	March 17, 2024
10,614,123	0.33 USD	March 18, 2024
21,431,754	0.33 USD	March 24, 2024
2,653,000	0.33 USD	March 28, 2024
37,643,450	0.37 USD	June 29, 2025
1,501,440	0.23 USD	June 29, 2025
101,937,689

As of the date of this MD&A, the following warrants were outstanding, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Outstanding	Exercise Price	Expiry Date
50,000	0.32 USD	June 6, 2023
21,705,438	0.33 USD	March 15, 2024
3,383,939	0.33 USD	March 16, 2024
2,954,545	0.33 USD	March 17, 2024
10,614,123	0.33 USD	March 18, 2024
21,431,754	0.33 USD	March 24, 2024
2,653,000	0.33 USD	March 28, 2024
1,500,000	0.37 USD	April 20, 2025
62,648,450	0.37 USD	June 29, 2025
1,501,440	0.23 USD	June 29, 2025
128,442,689

Critical Accounting Policies and Estimates

Our condensed consolidated interim financial statements and accompanying notes have been prepared in accordance with IFRS. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

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We regularly evaluate the accounting policies and estimates that we use to prepare our consolidated financial statements. In general, management’s estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

We believe that our critical accounting policies and estimates include the following:

Revenue Recognition

Revenue from Contracts with Customers

The Company recognizes revenue when it satisfies its performance obligation(s) by transferring control over a product to a customer. Revenue is measured based on the consideration the Company expects to receive in exchange for those products.

Performance Obligations and Significant Judgments

The Company sells oil and natural gas products in Turkey. The Company enters into contracts that generally include one type of distinct product in variable quantities and priced based on a specific index related to the type of product.

The oil and natural gas are typically sold in an unprocessed state to processors and other third parties for processing and sale to customers. The Company recognizes revenue at a point in time when control of the oil is transferred. For oil sales, control is typically transferred to the customer upon receipt at the wellhead or a contractually agreed upon delivery point. Under the Company’s natural gas contracts with processors, control transfers upon delivery at the wellhead or the inlet of the processing entity’s system. For the Company’s other natural gas contracts, control transfers upon delivery to the inlet or to a contractually agreed upon delivery point. In the cases where the Company sells to a processor, the Company has determined that the Company is the principal in the arrangement and the processors are the Company’s customers. The Company recognizes the revenue in these contracts based on the net proceeds received from the processor.

For the Company’s product sales that have a contract term greater than one year, the Company uses the practical expedient in IFRS 15 Paragraph 121(a) which states the Company is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to an unsatisfied performance obligation. Under these sales contracts, each unit of product represents a separate performance obligation; therefore, future volumes are unsatisfied, and disclosure of the transaction price allocated to remaining performance obligations is not required. The Company has no unsatisfied performance obligations at the end of each reporting period.

The Company does not believe that significant judgments are required with respect to the determination of the transaction price, including any variable consideration identified. There is a low level of uncertainty due to the precision of measurement and use of index-based pricing with predictable differentials. Additionally, any variable consideration identified is not constrained.

Amounts Receivable

Amounts receivable consist of oil and gas receivables. The Company has classified these as short-term assets in the balance sheet because the Company expects repayment or recovery within the next 12 months. The Company evaluates these accounts receivable for collectability and, when necessary, records allowances for expected unrecoverable amounts. The Company deems all accounts receivable to be collectable and has not recorded any allowance for doubtful accounts.

Exploration and Evaluation Assets

Pre-license exploration costs are recognized in the consolidated statement of operations and comprehensive loss as incurred.

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The costs to acquire non-producing oil and gas properties or licenses to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as exploration and evaluation assets.

Exploration and evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to exploration expense.

Exploration and evaluation assets are not subject to depreciation, depletion and amortization.

When management determines with reasonable certainty that an exploration and evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to oil and gas properties.

Oil and gas properties

Oil and gas properties (“O&G”) include development and productions costs, less accumulated depletion and depreciation and accumulated impairment loss. O&G are grouped into cash generating units for impairment testing.  The Company has grouped its O&G into two CGUs: the Cendere Oil Field and SASB Gas Field.

When significant parts of an item of O&G have different useful lives, they are accounted for as separate items (major components).

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of O&G are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized items generally represent costs incurred in developing proved and/or probable reserves and bringing on or enhancing production from such reserves and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of oil ang gas properties are recognized in profit or loss as incurred.

The net carrying value of oil and gas properties is depleted using the unit-of-production method by reference to the ratio of production in the year to the related proved reserves, taking into account estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reservoir engineers at least annually.

Stock-based compensation

Under the company’s share-based compensation plans, share-based awards may be granted to executives, employees and non-employee directors. The Company grants restricted share units (“RSUs”) and stock options to directors, officers, employees, and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services like those performed by an employee.

The costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted, using the Black Scholes valuation model. The costs of equity-settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”). For cash settled share-based compensation, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

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The cumulative expense is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period, and the corresponding amount is represented in contributed surplus. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated statements of loss.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original terms of the award are met. An additional expense or its reduction is recognized for any modification which increases or decreases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification. Where an award is cancelled by the Company or the counterparty, any remaining element of the fair value of the award is expensed immediately or reversed through profit or loss, depending on the type of cancellation. The dilutive effect of outstanding options is reflected as additional dilution in the computation of earnings per share whereas anti-dilutive options are ignored.

Consideration paid to the Company on exercise of hare-based awards is credited to share capital and the associated amount in option reserve is reclassified to share capital.

Unit Offerings

Common shares are classified as equity. Proceeds from unit placements are allocated between shares and warrants issued using the residual method. The residual method first allocates fair value to the component with the best evidence of fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares, measured on date of issue, was determined to be the component with the best evidence of fair value. The balance, if any, was allocated to the attached warrants. Costs directly identifiable with share capital financing are charged against share capital. If the subscription is not funded upon issuance, the Company records a receivable as a contra account to shareholders’ equity.

Hyperinflation in a subsidiary’s functional currency

IAS 29 provides guidance on when a hyperinflation economic environment exists. When hyperinflation is deemed to exist, the subsidiary’s financial statements are first restated before being translated into the consolidated financial statements. Comparative amounts are excluded from the restatement requirement when the presentation currency of the ultimate financial statements into which they will be included (USD) is non-hyperinflationary.

Monetary items are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. Certain non-monetary items are carried at amounts current at the end of the reporting period, such as net realizable value and fair value, so they also are not restated. All other non-monetary assets and liabilities are restated in their functional currency so that all the items presented are equivalent to their current purchasing power at the end of the current reporting period. A non-monetary item once restated, in accordance with the appropriate IFRS’s, cannot exceed its recoverable amount.

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Subsequent Events

On April 20, 2023, the Company entered into an agreement with Eight Capital, pursuant to which Eight Capital agreed to purchase for resale, together with a syndicate of underwriters (together with Eight Capital, the “Underwriters”), on a bought deal private placement basis, 15,000 units of the Company (“Units”) at a price of CAD$1,000 per Unit, for gross proceeds of CAD$15,000,000 (the “Placement”).

Each Unit consists of CAD$1,000 principal amount secured convertible debenture (“Debenture”) and 1,667 common share purchase warrants of the Company (a “Warrant”). Each Warrant will be exercisable for one common share of the Company at an exercise price of CAD$0.50 subject to adjustment in certain events, and shall have an expiry date of June 29, 2025.

The Debentures will mature on April 30, 2025 (the “Maturity Date”) and will accrue interest at the rate of 12.0% per annum, payable semi-annually in arrears beginning on October 31, 2023 (the “Interest”). At the holders’ option, the Debentures may be converted into common shares of the Company (“Conversion Shares”) at any time and from time to time, up to the earlier of the Maturity Date and the date fixed for redemption of the Debentures, at a conversion price of CAD$0.60 per common share (the “Conversion Price”), subject to adjustment in certain circumstances, which represents a premium of approximately 58% to yesterday’s closing price of CAD$0.38 on the CSE.

The Company will be entitled to redeem the Debentures at 105% of par plus accrued and unpaid interest at any time following April 30, 2024.

The Debentures will include a negative pledge on the part of the Company, such that the Company will not be able to incur new debt in excess of the Priority Charge Limit prior to repayment or conversion of the Convertible Debentures. For the purposes of the pledge, the “Priority Charge Limit” shall be calculated as follows: 40% multiplied by the after tax value of the Company’s PDP Reserves discounted at 10%, as evaluated by a 3rd party reserves engineer using strip pricing at the time of the issuance of the priority ranking debt.

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